FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 19, 2018

FAIRFAX ANNOUNCES ACQUISITION OF SHARES OF STELCO

Toronto, Ontario (November 19, 2018) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has acquired, through its subsidiaries and by way of a private share purchase agreement, a total of 12,200,000 common shares (“Common Shares”) of Stelco Holdings Inc. (“Stelco”), representing approximately 13.7% of the issued and outstanding Common Shares, at a price of C$20.50 per Common Share. The acquisition represents Fairfax’s entire interest in Stelco.

The Common Shares were acquired by Fairfax for investment purposes, and in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Stelco, in such manner as it deems advisable to benefit from changes in market prices of Stelco securities, publicly disclosed changes in the operations of Stelco, its business strategy or prospects or from a material transaction of Stelco.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Fairfax upon request at the telephone number below.

Stelco’s head and registered office is located at 386 Wilcox Street, Hamilton, Ontario L8L 8K5.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941